Carrington Laboratories, Inc.
2001 Walnut Hill Lane
Irving, Texas 75038
November 21, 2007
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Carrington Laboratories, Inc.
Form S-1 filed September 6, 2007, as amended October 31, 2007 and November 21, 2007
File No. 333-145909
Ladies and Gentlemen:
          Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Carrington Laboratories, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 2:00 p.m., Eastern Time, on November 23, 2007, or as soon thereafter as practicable.
          The Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please address any questions or comments with respect to this request to our counsel, Thompson & Knight L.L.P., by contacting either Peter A. Lodwick (telephone: (214) 969-1391) or Wes Williams (telephone: (214) 969-1324).

Very truly yours, CARRINGTON LABORATORIES, INC.
By:	/s/ Robert W. Schnitzius
Robert W. Schnitzius,
Chief Financial Officer